Exhibit 99.1

Indonesia Energy Provides Update on its Strategic Vision and Dedication to the Future of Energy Development in Indonesia

Follow IEC’s vision through its multi-weekly updates on LinkedIn and its website

JAKARTA, INDONESIA AND DANVILLE, CA, Tuesday, May 27, 2025 - Indonesia Energy Corporation (NYSE American: INDO) (“IEC”), an oil and gas exploration and production company focused on Indonesia, issued today a letter to shareholders from the company’s senior management outlining IEC’s strategic vision and dedication to playing a key role in energy development in Indonesia as well as the country’s future in general.

You can follow IEC’s vision through its multi-weekly updates on LinkedIn or at our website at the following link: https://ir.indo-energy.com/linkedin-updates/

“Dear Fellow Indonesia Energy Shareholders:

We are pleased to share an important update in the evolution of Indonesia Energy Corporation’s corporate vision, one that reaffirms our commitment to the future of Indonesia and complements our company’s role in supporting energy, resources, and sustainable growth for this dynamic region.

Since our inception, IEC has remained committed to delivering energy security through our oil and gas exploration and production activities. While these core operations will continue to be a fundamental part of our strategy, we recognize that the definition of energy must evolve to meet the demands of a changing world, particularly in Indonesia.

The time has come for IEC to expand our vision beyond traditional hydrocarbons and embrace a broader, more sustainable portfolio. This strategic focus will position IEC to unlock new value, enhance resilience, and capitalize on emerging opportunities in sectors that are inherently interconnected with energy.

INDONESIA ENERGY: The Energy Driving Indonesia’s Future

Indonesia, the world’s fourth most populous nation, is undergoing a demographic, economic, and technological transformation. With over 280 million people, nearly 70% under the age of 45, and an economy that has grown around 5% annually, the nation is on a clear path to becoming a growing force on the world stage.

The government of Indonesia’s “Golden Indonesia 2045” vision aspires to position Indonesia among the world’s top five economies. To achieve this, the country is focusing on three fundamental pillars: energy, technology, and food security—the very elements that define human civilization and economic success.

For IEC to play an important role in this transformation, we must recognize that energy is more than just oil and gas—it is the foundation of all progress. Throughout history, economies have grown, industries have thrived, and societies have advanced by harnessing energy in its many forms. But at its core, all energy that drives life and industry can be traced back to a single source—the Sun. From oil and gas to wind, hydropower, and even the food we eat, nearly all forms of energy originate from the Sun’s immense power. Fossil fuels are simply solar energy stored in organic matter over millions of years, while bioenergy, agriculture, and even wind patterns exist because of the Sun’s influence. Hydropower is made possible by the water cycle, driven by solar radiation. In essence, the energy that sustains economies, fuels innovation, and supports communities is a continuous transformation of sunlight into different usable forms.

There are few exceptions, including deep geothermal energy, nuclear power, and tidal forces, which arise from the Earth’s internal heat, atomic forces, and the gravitational pull of the Moon and Sun. Yet, for nearly everything else, it is the Sun that provides the energy that shapes our world.

This perspective reinforces IEC’s evolving mission. We are not just an oil and gas company; we are part of the larger system that transforms energy into progress, innovation, and prosperity in Indonesia. Our role is to harness and direct this energy—where it is needed most—to power Indonesia’s future. By embracing a new definition of energy, IEC is positioning itself at the heart of Indonesia’s transformation into a global economic power. As the country continues to grow, innovate, and secure its future, IEC will be there—as the energy that enables this progress.

This is just the beginning of an exciting new chapter for IEC. Our evolving corporate vision will seek to accomplish three main goals:

●	First, our particular focus on supporting the future of Indonesia, which positions us as the purest U.S. public company play on Indonesia.

●	Second, our continuing drive to efficiently, effectively and sustainably develop and capitalize on our current oil and gas assets in Indonesia, Kruh and Citarum, which efforts have the strong support of the Government of Indonesia.

●	Finally, our passion for the future of Indonesia is leading us to explore other ways we can invest in the country’s infrastructure, whether that be energy related or other initiatives that we have the ability support given our management’s deep ties to Indonesia. We believe the potential to diversify our energy or other revenue streams will not only help Indonesia but also create the potential to drive value for our shareholders. We plan on sharing more details as this year unfolds and as our strategies solidify.

Meanwhile, even as we are contemplating our expansion, this week we will be providing important updates on our key oil and gas assets, including an approximate 60% increase in proved reserves in our Kruh Block and the exciting results from a just competed geochemical survey on our potential billion-barrel equivalent Citarum Block, where we have a path to potentially move directly to drilling operations.

We remain excited about our business and the future of Indonesia, so stay tuned for more details. Thank you as always for your continued trust and support,

Sincerely,

Dr Wirawan Jusuf, Chairman & CEO

Frank Ingriselli, President

James Huang, Director and Chief Investment Officer”

About Indonesia Energy Corporation Limited

Indonesia Energy Corporation Limited (NYSE American: INDO) is a publicly traded energy company engaged in the acquisition and development of strategic, high growth energy projects in Indonesia. IEC’s principal assets are its Kruh Block (63,000 acres) located onshore on the Island of Sumatra in Indonesia and its Citarum Block (195,000 acres) located onshore on the Island of Java in Indonesia. IEC is headquartered in Jakarta, Indonesia and has a representative office in Danville, California. For more information on IEC, please visit www.indo-energy.com.

Cautionary Statement Regarding Forward-Looking Statements

All statements in this press release, and related statements of Indonesia Energy Corporation Limited (“IEC”) and its management that are not based on historical fact are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and the provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Acts”). In particular, the words “potential,” “could,” “estimates,” “believes,” “hopes,” “expects,” “intends,” “future”, “plans,” “anticipates,” or “may,” and similar conditional expressions are intended to identify forward-looking statements within the meaning of the Acts and are subject to the safe harbor created by the Acts. Any statements made in this news release other than those of historical fact, about an action, event or development, are forward-looking statements. In this press release, forward-looking statements include, without imitation those related to IEC’s future strategic plans, including its plans for drilling at Kruh Block at Citarum Block, as well as any future evolution in IEC’s business vision and strategies. While management has based any forward-looking statements contained herein on its current expectations, the information on which such expectations were based may change. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of significant risks, uncertainties, and other factors, many of which are outside of the IEC’s control, that could cause actual results to materially and adversely differ from such statements. Such risks, uncertainties, and other factors include, but are not necessarily limited to, those set forth in the Risk Factors section of the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2024, filed on April 29, 2025, and other filings with the Securities and Exchange Commission (SEC). Copies are of such documents are available on the SEC’s website, www.sec.gov and IEC’s website at https://ir.indo-energy.com/sec-filings/. IEC undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Company Contact:

Frank C. Ingriselli
President, Indonesia Energy Corporation Limited
Frank.Ingriselli@Indo-Energy.com